KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

September 11, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 6 to Registration Statement on Form S-1
Filed August 9, 2012
File No. 333-176350

We refer to your letter of August 27, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.	We have revised the financial statements in accordance with this comment and included them in the amended S-1 filed concurrently with this response.

2.	We have revised the financial statements in accordance with this comment and included them in the amended S-1 filed concurrently with this response.

3.	We have reviewed the amended S-1 and ensured that all amounts in the MD&A match those of the financial statements.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong

Stolfin Wong, President, CEO